

News Release
B2Gold Reports Strong Gold Production for Q1 2022 with
Total Gold Production of 209,365 oz, 5% Above Budget;
On Track to Meet Annual Guidance of 990,000 to 1,050,000 oz of Total Gold Production

Vancouver, April 14, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its gold production and gold revenue for the first quarter of 2022. All dollar figures are in United States dollars unless otherwise indicated.

2022 First Quarter Highlights

- Total gold production of 209,365 ounces (including 12,892 ounces of attributable production from Calibre Mining Corp. ("Calibre")), 5% (9,760 ounces) above budget, and consolidated gold production of 196,473 ounces from the Company's three operating mines, 4% (8,431 ounces) above budget, with solid performances from all the Company's three mines, with each mine exceeding its budgeted production for the first quarter of 2022

- Consolidated gold revenue was $366 million on sales of 195,100 ounces at an average realized price of $1,874 per ounce

- For 2022, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated cash operating costs forecast to be between $620 - $660 per ounce *(see "Non-IFRS Measures")* and total consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* forecast to be between $1,010 - $1,050 per ounce

- The Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine; preliminary planning by the Company has demonstrated that a pit situated on the Anaconda area could provide saprolite (weathered) material to be trucked to and fed into the Fekola mill commencing as early as late 2022, subject to obtaining all necessary permits and completion of a final mine plan, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production

- B2Gold's Namibian subsidiary was recognized by the Namibian Revenue Agency as the highest revenue contributor among "Overall Top Contributors" in calendar year 2021

Gold Production

Total gold production in the first quarter of 2022 was 209,365 ounces (including 12,892 ounces of attributable production from Calibre), above budget by 5% (9,760 ounces), and consolidated gold production from the Company's three operating mines was 196,473 ounces, above budget by 4% (8,431 ounces), with solid performances from the Company's three mines, with each mine exceeding its budgeted

production for the first quarter of 2022 (see "Operations" section below). Due to the timing of higher-grade ore mining, consolidated gold production from the Company's three operating mines is expected to be significantly weighted to the second half of 2022. As expected, compared to the first quarter of 2021, total consolidated gold production was lower by 5% (11,279 ounces), due to the planned significant waste stripping campaign and lower mined ore tonnage at the Fekola Mine in the first quarter of 2022, as Phase 6 of the Fekola Pit continues to be developed in the first half of 2022.

The Company is currently compiling its consolidated cash operating costs and consolidated AISC results for the first quarter of 2022, which will be released along with its first quarter of 2022 financial results after the North American markets close on Tuesday, May 3, 2022.

For full-year 2022, the Company's total gold production is forecast to be between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated cash operating costs forecast to be between $620 - $660 per ounce and total consolidated AISC forecast to be between $1,010 - $1,050 per ounce. The Company's consolidated gold production from its three operating mines is forecast to be between 950,000 - 1,000,000 ounces in 2022, with consolidated cash operating costs forecast to be between $600 - $640 per ounce and consolidated AISC forecast to be between $1,000 - $1,040 per ounce. Notwithstanding the ongoing sanctions on Mali announced by the Economic Community of West African States ("ECOWAS") on January 9, 2022, including closure of a number of the borders with Mali, the Fekola Mine continues to operate at full capacity and the Company expects to meet its 2022 production guidance for the Fekola Mine.

For the first half of 2022, consolidated gold production is forecast to be between 390,000 - 410,000 ounces, which is expected to increase significantly to between 560,000 - 590,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of stripping activities, consolidated cash operating costs are expected to be between $760 - $800 per ounce in the first half of 2022, before significantly improving to between $490 - $530 per ounce during the second half of 2022. In addition, consolidated AISC are expected to be between $1,250 - $1,290 per ounce in the first half of 2022 before significantly improving to between $820 - $860 per ounce during the second half of 2022.

Gold Revenue

For the first quarter of 2022, consolidated gold revenue was $366 million on sales of 195,100 ounces at an average realized price of $1,874 per ounce, compared to $362 million on sales of 202,330 ounces at an average realized price of $1,791 per ounce in the first quarter of 2021. The slight increase in gold revenue of 1% ($4 million) was 5% attributable to the increase in the average realized gold price, offset by a 4% impact from the decrease in gold ounces sold (mainly due to the lower gold production).

Operations

Mine-by-mine gold production in the first quarter of 2022 (including the Company's estimated 25% attributable share of Calibre's production) was as follows:

Mine	Q1 2022 Gold Production (ounces)	First-Half 2022 Forecast Gold Production (ounces)	Second-Half 2022 Forecast Gold Production (ounces)	Full-year 2022 Forecast Gold Production (ounces)
Fekola	101,648	220,000 - 230,000	350,000 - 370,000	570,000 - 600,000
Masbate	59,764	105,000 - 110,000	100,000 - 105,000	205,000 - 215,000
Otjikoto	35,061	65,000 - 70,000	110,000 - 115,000	175,000 - 185,000
B2Gold Consolidated [1]	**196,473**	**390,000 –410,000**	**560,000 – 590,000**	**950,000 – 1,000,000**
Equity interest in Calibre [2]	**12,892**	**20,000 - 25,000**	**20,000 - 25,000**	**40,000 - 50,000**
Total	**209,365**	**410,000 – 435,000**	**580,000 – 615,000**	**990,000 – 1,050,000**

(1) *"B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).*

(2) *"Equity interest in Calibre" - represents the Company's approximate 25% indirect share of Calibre's operations. B2Gold applies the equity method of accounting for its 25% ownership interest in Calibre.*

Fekola Gold Mine - Mali

The Fekola Mine in Mali had a successful start to the year with first quarter of 2022 gold production of 101,648 ounces, slightly above budget by 1% (917 ounces), as higher than budgeted processed grade (6%) offset lower than budgeted processed tonnes (5%). Following initial difficulties with importing reagents into Mali as a result of economic border sanctions imposed on Mali by ECOWAS, on January 9, 2022, as a precautionary response, the planned processing of saprolite ore at the Fekola Mine was temporarily suspended to reduce reagent consumption and ensure that sufficient reagents remained available to process higher-grade ore to meet budgeted gold production (which resulted in lower than budgeted throughput for the first quarter of 2022). Although the sanctions continue, the situation has normalized as regular imports of reagents were received by Fekola in February and March 2022. As a result, saprolite ore was reintroduced back into the Fekola mill feed blend at the end of February 2022, and the processing of saprolite ore resumed as planned. Fekola's gold production is expected to be significantly weighted to the second half of 2022 when mining reaches the higher-grade portion of Phase 6 of the Fekola Pit and Cardinal operations are at full capacity. As expected, compared to the first quarter of 2021, Fekola's gold production was lower by 19% (23,440 ounces), due to planned significant waste stripping and lower mined ore tonnage, as Phase 6 of the Fekola Pit continues to be developed in the first half of 2022.

For the first quarter of 2022, mill feed grade was 1.54 grams per tonne ("g/t") compared to budget of 1.45 g/t and 1.99 g/t in the first quarter of 2021; mill throughput was 2.20 million tonnes compared to budget of 2.31 million tonnes and 2.07 million tonnes in the first quarter of 2021; and gold recovery averaged 93.3% compared to budget of 93.5% and 94.4% in the first quarter of 2021. For the first quarter of 2022, as described above, processed grade was above budget while processed tonnes were below budget mainly due

to the temporary suspension of processing saprolite ore, offset by the processing of higher-grade ore, in January and February 2022. Processed grade was lower compared to the first quarter of 2021 due to the planned significant waste stripping campaign in the first quarter of 2022.

The Fekola Mine is expected to produce between 570,000 - 600,000 ounces of gold in 2022 at cash operating costs of between $510 - $550 per ounce and AISC of between $840 - $880 per ounce. For the first half of 2022, Fekola's gold production is expected to be between 220,000 - 230,000 ounces, which is expected to increase significantly to between 350,000 - 370,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of pre-stripping, Fekola's cash operating costs are expected to be between $720 - $760 per ounce in the first half of 2022, before significantly improving to between $380 - $420 per ounce during the second half of 2022. In addition, Fekola's AISC are expected to be between $1,140 - $1,180 per ounce in the first half of 2022, before significantly improving to between $660 - $700 per ounce during the second half of 2022.

Anaconda Area

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine. The updated and significantly increased Anaconda Mineral Resource estimate (as at January 11, 2022) constrained within a conceptual pit shell at a gold price of $1,800 per ounce included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces).

In 2022, the Company has budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill commencing as early as late 2022 at a rate of 1.5 million tonnes per annum. Subject to obtaining all necessary permits and completion of a final development plan, the trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production. The plan to truck the selective higher grade saprolite material is not included in the Company's 2022 production guidance and the Anaconda area Mineral Resources have not been included in the current Fekola life of mine plan.

Based on this updated Mineral Resource Estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

In 2022, the Company will continue drilling to infill and extend the saprolite resource area and to follow up on the sulphide mineralization at the Anaconda area, including the Mamba and Adder zones, and several other targets below the saprolite mineralization. The good grade and width combinations at the Anaconda area continue to provide a strong indication of the potential for Fekola-style south plunging bodies of sulphide mineralization, which remains open down plunge. Five drill rigs are currently drilling in the Anaconda area.

Masbate Gold Mine – The Philippines

The Masbate Mine in the Philippines had a strong start to the year with first quarter of 2022 gold production of 59,764 ounces, above budget by 11% (5,711 ounces) and 4% (2,251 ounces) higher compared to the first quarter of 2021, mainly due to higher processed grade.

For the first quarter of 2022, mill feed grade was 1.19 g/t compared to budget of 1.09 g/t and 1.10 g/t in the first quarter of 2021; mill throughput was 2.01 million tonnes compared to budget of 1.93 million tonnes and 1.95 million tonnes in the first quarter of 2021; and gold recovery averaged 78.0% compared to budget of 79.7% and 83.6% in the first quarter of 2021. Processed grade was above budget in the first quarter of 2022 due to mining additional (unbudgeted) higher-grade areas identified within the planned mining areas. In addition, mine haulage optimizations (which resulted in shorter than planned hauls of waste and increased mining rates) also contributed to the above budgeted mined high-grade ore tonnage in the first quarter of 2022. Compared to the first quarter of 2021, gold recoveries were lower as a result of processing a higher proportion of fresh rock ore in the first quarter of 2022.

The Masbate Mine is expected to produce between 205,000 - 215,000 ounces of gold in 2022 at cash operating costs of between $740 - $780 per ounce and AISC of between $1,070 - $1,110 per ounce. Masbate's gold production is scheduled to be relatively consistent throughout 2022.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia performed well during the first quarter of 2022, producing 35,061 ounces of gold, 5% (1,803 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As a result of the timing of higher-grade ore mining, Otjikoto's gold production is expected to be significantly weighted to the second half of 2022 when mining is scheduled to reach the higher-grade portions of Phase 3 of the Otjikoto Pit and ore production ramps up at the Wolfshag underground mine. As expected, compared to the first quarter of 2021, gold production was significantly higher by 52% (12,019 ounces), as processed ore in the first quarter of 2021 was primarily sourced from existing stockpiles while significant waste stripping operations continued at both the Wolfshag and Otjikoto pits.

For the first quarter of 2022, mill feed grade was 1.31 g/t compared to budget of 1.26 g/t and 0.82 g/t in the first quarter of 2021; mill throughput was 0.85 million tonnes compared to budget of 0.84 million tonnes and 0.89 million tonnes in the first quarter of 2021; and gold recovery averaged 98.5% compared to budget of 98.0% and 97.6% in the first quarter of 2021.

Development of the Wolfshag underground mine continues to progress with ore production expected to commence in the first half of 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

The Otjikoto Mine is expected to produce between 175,000 - 185,000 ounces of gold in 2022 at cash operating costs of between $740 - $780 per ounce and AISC of between $1,120 - $1,160 per ounce. For the first half of 2022, Otjikoto's gold production is expected to be between 65,000 - 70,000 ounces, which is expected to increase significantly to between 110,000 - 115,000 ounces during the second half of 2022. Based mainly on the weighting of the planned production and timing of pre-stripping, Otjikoto's cash operating costs are expected to be between $960 - $1,000 per ounce in the first half of 2022, before significantly improving to between $620 - $660 per ounce during the second half of 2022. In addition, Otjikoto's AISC are expected to be between $1,460 - $1,500 per ounce in the first half of 2022, before significantly improving to between $930 - $970 per ounce during the second half of 2022.

Outlook

The Company is pleased with its first quarter of 2022 production results as outlined in this news release, particularly given the challenges mining companies are facing around the world. Based on a strong first quarter, the Company is on track to meet its annual gold production guidance for 2022 of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated cash operating costs of between $620 - $660 per ounce and total consolidated AISC of between $1,010 - $1,050 per ounce. The Company is currently compiling its consolidated cash operating costs and consolidated AISC results for the first quarter of 2022, which will be released along with its first quarter of 2022 financial results after the North American markets close on Tuesday, May 3, 2022.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance the Anaconda and Gramalote development projects, advance the Company's numerous brownfield and greenfield exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

First Quarter 2022 Financial Results - Conference Call Details

B2Gold will release its first quarter of 2022 financial results after the North American markets close on Tuesday, May 3, 2022.

B2Gold executives will host a conference call to discuss the results on Wednesday, May 4, 2022, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 (778) 383-7413 / +1 (416) 764-8659 (Vancouver/Toronto) or toll free at +1 (888) 664-6392 prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or toll free at +1 (888) 390-0541 (passcode 666652 #).

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Randall Chatwin	Katie Bromley
Senior Vice President, Legal & Corporate Communications	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
rchatwin@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $625 million in 2022 which are expected to be significantly weighted to the second half of 2022; remaining well positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and AISC of between $1,010 and $1,050 per ounce; the Fekola mill being expected to run at an annualized throughput rate of approximately 9.0 Mtpa (over the

long-term); the completion of an updated mineral resource estimate for the Anaconda area in the first quarter of 2022; the potential upside to increase Fekola's gold production in 2022 by trucking material from the Anaconda area, including the potential to add approximately 80,000 to 100,000 per year to Fekola's annual production profile, and for the Anaconda area to provide saprolite material to feed the Fekola mill starting in late 2022; the commencement of a Phase II study for the Anaconda area upon completion of the updated mineral resource estimate on the sulphide material becomes and based on 2022 exploration drilling results to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda; the potential for production from the Cardinal zone to add approximately 50,000 ounces in 2022 to the Company's production profile and approximately 60,000 per year over the next 6 to 8 years; the Fekola Mine to be well-positioned for any potential supply disruptions caused by the border closures following the ECOWAS sanctions; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing late in the first half of 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre's production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over

financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.